Exhibit 99.5

Arthur H. del Prado

ASM International N.V.
Attn. Supervisory Board
Versterkerstraat 8

1322 AP ALMERE

Bilthoven, 18 April 2013

Dear Sirs,

Reference is made to item 7(a) of the agenda for the annual general meeting of shareholders (AGM) of ASM International N.V. (ASMI) to be held on 16 May 2013.

After careful consideration we have decided that we will not support the reappointment of Mr. G-J. Kramer to the supervisory board of ASMI and that we will vote against such reappointment.

Over the past years the communication with ASMI has been troublesome and we have found the company reluctant to really engage with us, and engage with its shareholders in general. Communication has mostly had to take place through our respective lawyers. The communication with shareholders was an important responsibility of Mr. Kramer.

Looking back, and taking into account our recent meeting with Mr. Kramer on 16 April 2013, we no longer have confidence that Mr. Kramer is the right person to steer the company through the challenging market conditions that lie ahead, with the support of its shareholders.

We very much regret to have to come to this decision, but as a long-term shareholder with the company’s largest equity stake we remain committed to the company and its future. To act otherwise would be against what we believe is in the best interest of ASMI.

Because of the price-sensitive nature of our intention not to support Mr. Kramer’s reappointment, we assume that ASMI will make a public announcement of this fact and we would ask you to confirm to us, no later than on Friday 19 April, 17.00 hrs that and when you will do so.

Kind regards,

/s/ A.H. del Prado
ADP Industries B.V.
Stichting Administratiekantoor ASMI
A.H. del Prado